POWER OIL & GAS INC.

(Formerly Liberty Petroleum Inc.)

4620 Manilla Road S.E.
Calgary, Alberta
T2G 4B7

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Shareholders of Power Oil & Gas Inc. (the "Company"), (formerly Liberty Petroleum Inc.) will be held at 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

 Wednesday, July 9, 2008

at the hour of 9:00 AM in the forenoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2007 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to appoint Smythe Ratcliffe LLP, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration; and

4.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an information circular and proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 13th day of June, 2008

ON BEHALF OF THE BOARD OF DIRECTORS

“Pratt Barndollar”

PRESIDENT